SECOND AMENDED SCHEDULE A

To the Services Agreement for Trust and Regulatory Governance

LIST OF FUNDS

The following series of the Trust are advised by Vontobel Asset Management, Inc. (the “Adviser”) as a series as now in existence and listed below, as well as such additional series as may be established by the Trust from time to time and advised by the adviser (each series a “Fund” and collectively, the “Funds”:

FUND NAME(S)

Vontobel Global Emerging Markets Equity Fund

Vontobel International Equity Institutional Fund

Vontobel Global Equity Institutional Fund

As of January 1, 2015

ADVISERS		BEACON HILL
INVESTMENT TRUST		FUND SERVICES, INC.

/s/ Dina Tantra		/s/ Stephen G. Mintos
Name:	Dina Tantra	Name:	Stephen G. Mintos
Title:	President	Title:	President